LLOYDS BANKING GROUP plc 7.750% Public Income NotES (PINES®)	Filed pursuant to Rule 433 Registration No. 333-167844
Issuer:	Lloyds Banking Group plc
Securities Offered:	7.75% PINES due 2050 (the “Senior Notes”)
Principal Amount:	$750,000,000 ($862,500,000 if the underwriters’ over-allotment option is exercised in full)
Denominations:	$25 per PINES and integral multiples thereof
Ranking:
The Senior Notes will constitute direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, with all of the Issuer’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Over-allotment Option:
The underwriters may purchase up to an additional $112,500,000 principal amount of Senior Notes from Lloyds Banking Group plc at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement to cover over-allotments, if any.

Expected Security Ratings:
The notes are expected to be assigned ratings of:
A1 by Moody’s Investors Service, Inc. (“Moody’s”);
A by Standard & Poor’s Rating Services (“S&P”); and
AA- by Fitch Ratings (“Fitch”).
These ratings are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal by the rating agencies.

Trade Date:	June 30, 2010
Settlement Date:	July 6, 2010 (T+3)
Stated Maturity:	July 15, 2050
Stated Interest Rate:	7.75% per annum. Interest on the Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months (unadjusted)
Public Offering Price:	$25 per PINES
Underwriting Commissions:	Retail: 3.15% ($0.7875) per PINES / Institutional: 2% ($0.5000) per PINES
Net Proceeds:	$726,844,315
Interest Payment Dates:	Quarterly in arrears on each January 15, April 15, July 15 and October 15; Following business day convention
First Interest Payment Date:	October 15, 2010
Redemption at Issuer Option:
Lloyds Banking Group plc may redeem the Senior Notes at 100% of their principal amount plus accrued interest, if any, in whole or in part at any time on or after July 15, 2015, or in whole but not in part at any time upon the occurrence of certain tax events described in the prospectus supplement; upon not less than 30 nor more than 60 days’ notice to each holder of debt securities, on any payment date.

Joint Bookrunners:	Citigroup Global Markets Inc.; Banc of America Securities LLC; UBS Securities LLC; Wells Fargo Securities, LLC
Senior Co-Managers:	BNP Paribas Securities Corp.; Goldman, Sachs & Co.; HSBC Securities (USA) Inc.; J.P. Morgan Securities Inc.; RBC Capital Markets Corporation
Co-Managers:	Deutsche Bank Securities Inc.; Lloyds TSB Bank plc.; RBS Securities Inc.
Listing:	Issuer intends to make an application to list the notes on the New York Stock Exchange.
CUSIP/ISIN:	539439 802 / US5394398029
Common Code:	052442273

PINES® is a registered service mark of Citigroup Global Markets Inc.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407, Banc of America Securities LLC toll free at 1-800-294-1322, UBS Securities LLC toll free at 1-877-827-6444, ext 561-3884 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.